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EXHIBIT 99.5

ARTICLES OF AMENDMENT TO
SIXTH AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PIXELWORKS, INC.

        Article 2 of the Sixth Amended and Restated Articles of Incorporation (the "Restated Articles") of Pixelworks, Inc. is hereby amended by the addition of the following Section 2.4.

        2.4.  One series of Preferred Stock shall be designated "Special Voting Share Series Preferred Stock," and shall consist of one (1) share (the "Special Voting Share"). Special Voting Share Series Preferred Stock has an Issue Price of $0.001 per share. The relative rights, preferences and limitations of the Special Voting Share Series Preferred Stock are as follows:

          a.    Dividends. Neither the holder nor, if different, the owner of the Special Voting Share shall be entitled to receive dividends in its capacity as holder or owner thereof.

          b.    Voting Right. The holder of record of the Special Voting Share shall be entitled to all of the voting rights, including the right to vote in person or by proxy, of the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the stockholders of the Corporation at a meeting of the Corporation or in connection with a consent of the Corporation.

          c.    Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the Special Voting Share shall be entitled to be paid out of the assets of the Corporation available for distribution to the stockholders, an amount equal to $0.001 before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

          d.    Ranking. The Special Voting Share shall, with respect to rights on liquidation, dissolution and winding up, rank (i) pari passu with the Common Stock and (ii) junior to any other class or series of capital stock of the Corporation.

          e.    Redemption. The Special Voting Share shall not be subject to redemption except that at such time as no exchangeable shares ("Exchangeable Shares") of Jaldi Semiconductor Corp. ("Jaldi") (other than Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the Special Voting Share shall automatically be redeemed and cancelled, for an amount equal to $0.001 due and payable upon such redemption. Upon any such redemption or other purchase or acquisition of the Special Voting Share by the Corporation, the Special Voting Share shall be deemed retired and cancelled and may not be reissued.

          f.      Other Provisions. Pursuant to the terms of an agreement (the "Voting and Share Trust Agreement") to be entered into between the Corporation, Pixelworks Nova Scotia Company, Jaldi and CIBC Mellon Trust Company (the "Trustee"), as such agreement may be amended, modified or supplemented from time to time (the "Trust Agreement"):

            (A)   during the term of the Trust Agreement, the Corporation may not, without the consent of the holders of the Exchangeable Shares, issue any other additional shares of the same series as the Special Voting Shares Series Preferred Stock;

            (B)   with respect to all meetings of stockholders of the Corporation at which holders of the Corporation's Common Stock are entitled to vote (each a "Meeting") and with respect to any written consents, to the extent permitted by the Articles and by-laws of the Corporation, sought by the Corporation from its stockholders, including the holders of Common Stock (each a "Consent"), the Special Voting Share shall vote together with the Common Stock as a single class and subject to (C) shall have the identical voting rights to those of the Common Stock;

            (C)   the Special Voting Share entitles the holder of record to a number of votes in respect of a Meeting or in respect of a Consent equal to the number of Exchangeable Shares (as defined by the Trust Agreement) outstanding on the record date for determining stockholders entitled to vote at the applicable Meeting or in connection with the applicable Consent, from time to time (other than Exchangeable Shares held by the Corporation and its affiliates);

            (D)   the Trustee shall exercise the votes held by the Special Voting Share pursuant to and in accordance with the Trust Agreement;

            (E)   the voting rights attached to the Special Voting Share shall terminate pursuant to and in accordance with the Trust Agreement; and

            (F)   the powers, designations and preferences, participating, optional and other special rights, and the qualifications limitations and restrictions, of such Special Voting Share shall be as otherwise provided in the Trust Agreement.

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ARTICLES OF AMENDMENT TO SIXTH AMENDED AND RESTATED ARTICLES OF INCORPORATION OF PIXELWORKS, INC.